Exhibit 99.45

U.S. SILVER CORPORATION

NOTICE  OF CHANGE OF AUDITOR  Pursuant to
National Instrument 51-102 (part  4.11)

TO:	DELOITTE & TOUCHE LLP

AND TO:	PricewaterhouseCoopers

AND TO:	ONTARIO SECURITIES COMMISSION ALBERTA SECURITIES COMMISSION BRITISH COLUMBIA SECURITIES COMMISSION

In accordance with National Instrument 51-102, notice is hereby given that:

1.
U.S. Silver Corporation (the "Corporation") does not intend to propose Deloitte & Touche LLP (the "Former Auditor") for reappointment as the auditor of the Corporation on the expiry of its term of office at the Annual and Special Meeting of Shareholders of the Corporation (or any adjournment thereof) to be held on June 23, 2011 (the "Meeting");

2.	the Corporation intends to propose PricewaterhouseCoopers LLP (the "Successor Auditor") for appointment as the auditor of the Corporation at the Meeting;

3.
there have been no reservations in the Former Auditor's reports on any of the Corporation's financial statements for the two most recently completed fiscal years nor for any period subsequent to the most recently completed fiscal year;

4.	in the opinion of the Corporation, there are no reportable events (as defined in National Instrument 51-102 (Part 4.11)); and

5.	the termination of the Former Auditor and the proposed appointment of the Successor Auditor were approved by the Audit Committee of the Corporation.

DATED this 16 day of May, 2011.

U.S. SILVER CORPORATION

Per:
Chief Financial Officer